12013370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
120

SEC FILE NUMBER
8- 68674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/13/10 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intrepid Investment Bankers LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11755 Wilshire Boulevard, Suite 2200
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eduard Bagdasarian (310) 478-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Holthouse, Carlin & Van Trigt
(Name – *if individual, state last, first, middle name*)

11444 W. Olympic Boulevard, 11th Floor Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/13

OATH OR AFFIRMATION

I, Eduard Bagdasarian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intrepid Investment Bankers LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

see attached Acknowledgment

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb. 24, 2012 before me, Talin Kalfayan,
Date — Here Insert Name and Title of the Officer

personally appeared Eduard Bagdasarian
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

TALIN KALFAYAN
Commission # 1920393
Notary Public - California
Los Angeles County
My Comm. Expires Feb 1, 2015

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Place Notary Seal Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Individual
- ☐ Corporate Officer — Title(s): ______
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2011

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
DECEMBER 31, 2011

TABLE OF CONTENTS

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm

To the Members of
Intrepid Investment Bankers LLC:

We have audited the accompanying statement of financial condition of Intrepid Investment Bankers LLC (the Company), a Delaware limited liability company, as of December 31, 2011. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal controls over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Intrepid Investment Bankers LLC as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2012

11444 W. Olympic Boulevard, 11th Floor, Los Angeles, CA 90064 • 4550 E. Thousand Oaks Boulevard, Suite 100, Westlake Village, CA 91362
100 Oceangate, Suite 800, Long Beach, CA 90802 • 117 East Colorado Boulevard, 6th Floor, Pasadena, CA 91105
555 Anton Boulevard, Suite 700, Costa Mesa, CA 92626 • 15760 Ventura Boulevard, Suite 1700, Encino, CA 91436

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets:		
Cash and cash equivalents	$	1,186,565
Accounts and other receivables		350,000
Prepaid expenses		43,655
Total current assets		1,580,220
Property, at cost:		
Computer equipment		65,228
Furniture and office equipment		23,038
Software and website development		32,666
Total property, at cost		120,932
Less: accumulated depreciation and amortization		(52,193)
Property, net		68,739
Other assets:		
Deposits		185,150
Total other assets		185,150
Total assets	$	1,834,109

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	29,955
Accrued compensation		177,292
Total current liabilities		207,247
Commitments and contingencies (See notes)		
Members' equity		1,626,862
Total liabilities and members' equity	$	1,834,109

See accompanying notes to statement of financial condition and Report of Independent Registered Public Accounting Firm

NOTE 1. ORGANIZATION

Intrepid Investment Bankers LLC (the Company) is a limited liability company organized pursuant to Delaware Limited Liability Company Law. The Company was originally formed as Intrepid Merchant Bankers LLC on April 28, 2010 and its legal name was changed January 10, 2011.

The Company is an investment bank with an emphasis in arranging mergers and acquisitions, raising private institutional capital and providing other financial advisory services. Effective December 13, 2010, the Company became a licensed broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) under the Securities Exchange Act of 1934. The requirement for an audit for the period of December 13, 2010 through December 31, 2010 under Rule 17a-5 was waived by FINRA and the activities of the Company for that stub period have been included with the current period under audit ended December 31, 2011.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Accounting</u>

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Revenues and expenses are recorded as earned and incurred, respectively.

<u>Operating Agreement</u>

The Operating Agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to members, loans and guarantees, and the rights and duties of the members.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with original maturities of three months or less.

<u>Accounts Receivable and Allowance for Doubtful Accounts</u>

Accounts receivable are client obligations due under normal trade terms. The Company performs continuing credit evaluations on each customer's financial condition and senior management reviews accounts receivable on a monthly basis to determine if any receivable will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in the allowance for doubtful accounts. Management determined that an allowance for doubtful accounts was not necessary at December 31, 2011.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Bonuses Payable

The Company records incentive compensation for its employees, which is unpaid at December 31, 2011, as bonuses payable, which are included in accrued compensation in the accompanying statement of financial condition. Accrued bonuses are based on formulas established by, and discretionary decisions made by the Company's Board of Directors. All bonuses payable are expected to be paid in 2012.

Property

Property is stated at cost. Depreciation and amortization expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years.

Income Taxes and Other LLC Fees

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability.

However, because the Company is an LLC, it is subject to a California fee based on its annual gross income. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact the operations of the LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the accrual of incentive compensation and the collectability of accounts receivable at year-end. Accordingly, actual results could differ from those estimates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

At December 31, 2011, one client accounted for the entire accounts receivable balance.

NOTE 3. LEASE COMMITMENT

In October 2011, the Company entered into a new lease agreement effective February 1, 2012 through September 2017 with monthly rental payments of approximately $41,583, escalating annually.

Future annual non-cancelable rental commitments are as follows:

For the years ending December 31,	
2012	$ 166,332
2013	425,814
2014	524,252
2015	539,976
2016	556,172
Thereafter	428,243
Total minimum lease payments	$ 2,640,789

NOTE 4. RELATED PARTY TRANSACTIONS

Assignment and Assumption Agreement

Pursuant to an Assignment and Assumption Agreement dated January 15, 2011, the Company agreed to assume certain assets and liabilities of Intrepid Enterprises LLC, a related party. Net liabilities assumed under this agreement totaled $87,674.

Property, net	$ 91,611
Other assets	1,885
Total assets	93,496
Liabilities	(181,170)
Assumption of liabilities in excess of assigned assets	$ (87,674)

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1.

Summarized net capital information for the Company at December 31, 2011, is as follows:

Net capital	$	979,318
Required net capital		5,000
Excess net capital	$	974,318
Ratio of aggregate indebtedness to net capital		0.21 to 1

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events from January 1, 2012 through February 24, 2012, the date on which the financial statement was available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statement.

INTREPID INVESTMENT BANKERS LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AGREED UPON PROCEDURES REPORT
DECEMBER 31, 2011

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE
CARLIN &
VAN TRIGT LLP

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AGREED UPON PROCEDURES REPORT
DECEMBER 31, 2011

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation Required by SEC Rule 17a-5

To the Members of
Intrepid Investment Bankers LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from December 13, 2010 (date of FINRA licensing) through December 31, 2011, which were agreed to by Intrepid Investment Bankers LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 of the Company for period from December 13, 2010 (date of FINRA licensing) through December 31, 2011, with the amounts reported in Form SIPC-7 for the period from December 13, 2010 (date of FINRA licensing) through December 31, 2011, noting no differences;

3. Reviewed Form SIPC-7 noting no adjustments to revenues reported on the FOCUS reports made;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger and FOCUS reports noting no differences; and

5. Reviewed Form SIPC-7 noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (From SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Los Angeles, California
February 24, 2012

INTREPID INVESTMENT BANKERS LLC

(A DELAWARE LIMITED LIABILITY COMPANY)
SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENTS AND PAYMENTS
FOR THE PERIOD FROM DECEMBER 13, 2010 (DATE OF FINRA LICENSING)
THROUGH DECEMBER 31, 2011

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7	$	5,278,241
General Assessments at .0025		13,196
Payment Remitted with Form SIPC-6		2,610
Amount Due with Form SIPC-7	$	10,586

Collection agent: Securities Investor Protection Corporation